DIGITALFX INTERNATIONAL, INC.
                         3035 EAST PATRICK LANE, SUITE 9
                             LAS VEGAS, NEVADA 89120

                                November 29, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Maryse Mills-Apenteng
               Fax No. 202-772-9210

         Re:      DigitalFX International, Inc.
                  REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-136855), AS AMENDED ON OCTOBER 5, 2006, NOVEMBER 2, 2006, AND NOVEMBER 28, 2006

Ladies and Gentlemen:

         We respectfully request acceleration of the effective date of the Registration Statement on Form SB-2 (File No. 333-136855), as amended on October 5, 2006, November 2, 2006, and November 28, 2006, relating to the offer and resale of up to 22,095,892 shares of Common Stock, $0.001 par value, of DigitalFX International, Inc. (the "COMPANY"), so that the Registration Statement, as amended, shall become effective at 4:00 p.m. Eastern Time on Thursday, November 30, 2006, or as soon thereafter as possible.

         In connection with the foregoing, the Company hereby acknowledges that:

         o Should the United States Securities and Exchange Commission (the "COMMISSION") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      Very truly yours,

                                      DIGITALFX INTERNATIONAL, INC.



                                      By:      /S/ LORNE WALKER
                                           -------------------------------------
                                               Lorne Walker
                                               Chief Financial Officer